Navistar, Inc. 4201 Winfield Road Warrenville, IL 60555 USA P : 630-753-5000 W : www.navistar.com	Rich Tarapchak VP & Corporate Controller

March 24, 2011

VIA EDGAR AND OVERNIGHT MAIL

Ms. Linda Cvrkel

Branch Chief

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E. Mail Stop 3561

Washington, DC 20549

Re:	Navistar International Corporation

Form 10-K for the fiscal year ended October 31, 2010, filed December 22, 2010,

Form 8-K, dated and filed December 22, 2010,

Definitive Proxy Statement on Schedule 14A, filed January 14, 2011

File No. 001-09618

Dear Ms. Cvrkel:

This letter is in response to the comment letter of the staff of the United States Securities and Exchange Commission (the “Commission”) dated February 28, 2011 (the “Comment Letter”) related to the Annual Report on Form 10-K for the fiscal year ended October 31, 2010, Form 8-K dated and filed December 22, 2010, and Definitive Proxy Statement on Schedule 14A of Navistar International Corporation (“Navistar,” the “Company,” or “we”). For your convenience, we have set forth below the text of the comments contained in the Comment Letter followed by our responses.

Annual Report on Form 10-K for the fiscal year ended October 31, 2010

Risk Factors, page 10

1.	We note the statement on page 10 that “[t]hese risks are not the only risks that we face and our business operations could also be affected by additional factors that are not presently known to us or that we currently consider to be immaterial to our operations.” All material risks should be discussed in this section. If risks are not deemed material then they should not be mentioned. Please confirm that in future filings you will remove this language.

Response:

We confirm that in future filings we will remove the phrase “or that we currently consider to be immaterial to our operations.”

United States Securities and Exchange Commission

March 24, 2011

Financial Statements, page 65

Notes to Consolidated Financial Statements, page 72

6. Finance receivables, page 94

2.	We note from the disclosure included in Note 6 that the company entered into a three-year Operating Agreement with GE Capital Corporation and GE Capital Commercial Inc., under which GE became your preferred source of retail customer financing for equipment offered by the company and its dealers in the U.S. We also note from the disclosure in Note 6 that the company provides GE a loss sharing arrangement for certain credit losses. Please tell us and revise the notes to the company’s financial statements to explain in further detail the terms of this loss sharing arrangement. Your revised disclosure should clearly explain the circumstances under which the company could be required to share in credit losses experienced by GE under the arrangement along with the range of possible losses to which the company could be exposed under the terms of this arrangement.

Response:

As disclosed in Note 6. Finance receivables, in March 2010, we entered into a three-year Operating Agreement (with one-year automatic extensions and subject to early termination provisions) with GE Capital Corporation and GE Capital Commercial, Inc. (collectively “GE”). Under the terms of the agreement, GE became our preferred source of retail customer financing for equipment offered by us and our dealers in the U.S. In our Quarterly Report on Form 10-Q for the period ended January 31, 2011, we provided the following additional disclosure to explain in further detail the terms of the loss sharing arrangement, the circumstances under which the Company could be required to share in credit losses, as well as additional financial information that would assist in evaluating the range of possible losses to which the Company could be exposed under the terms of the loss sharing arrangement:

“We provide GE a loss sharing arrangement for certain credit losses. The primary features of the loss sharing arrangement include us reimbursing GE for credit losses in excess of the first 10% of the original value of a financed contract. The Company’s exposure to loss is mitigated since receivables financed under the operating agreement are secured by the equipment securing the financing. We do not carry the receivables financed under this operating agreement on our Consolidated Balance Sheet. There were $283 million and $144 million of outstanding finance receivables as of January 31, 2011 and October 31, 2010, respectively, financed through the operating agreement and subject to the loss sharing arrangement. The related originations of these outstanding finance receivables were $308 million and $159 million as of January 31, 2011 and October 31, 2010, respectively. Based on our historic experience of losses on similar finance receivables and GE’s first loss position, we do not believe our share of losses related to balances currently outstanding will be material. Historically our losses, representing the entire loss amount, on similar finance receivables, measured as a percentage of the average balance of the related finance receivable, ranged from 0.3% to 2.1%. While under limited circumstances NFC retains the rights to originate retail customer financing, we expect retail finance receivables and retail finance revenues will decline over the next five years as our retail portfolio pays down.”

United States Securities and Exchange Commission

March 24, 2011

In future filings, we will continue to disclose the terms of the loss sharing arrangement provided to GE.

17. Commitments and contingencies, page 131

Legal Proceedings, page 133

Lis Franco de Toledo. et. al. vs. Syntex do Brasil and MWM, page 136

3.	We note from page 137 that a judgment was entered against the company in December 2010 for an amount of approximately $43.5 million. Please tell us and revise future filings to explain whether the company has recognized any accrual for this adverse judgment and indicate whether the judgment that occurred in December impacted any accrual previously recognized by the company. Your response should clearly indicate the amount of the company’s accrual specific to this case and explain why such accrual is adequate. To the extent no accrual has been recognized for the judgment related to this case, please explain why. We may have further comment upon receipt of your response.

Response:

As disclosed in Note 17. Commitments and Contingencies, of our Annual Report on Form 10-K for the year ended October, 31, 2010, we are involved in ongoing litigation involving Dr. Lis Franco de Toledo and others (collectively, “Lis Franco”). The Lis Franco litigation dates back to 1973 and arises out of Lis Franco’s counterclaim against Syntex do Brasil Industria e Comercio Ltda. (“Syntex”), a predecessor of our Brazilian engine manufacturing subsidiary MWM International Industria de Motores da America do Sul Ltda (“MWM”), wherein Lis Franco alleged that he was entitled to royalties from Syntex under a contract relating to the transfer of a patent for the production of a certain vaccine. In 1984, while the Lis Franco litigation was still pending, Syntex’s owner, Syntex Comercio e Participacoes Ltds (“Syntex Parent”) sold the stock of Syntex to the entity now known as MWM, and in connection with that sale Syntex Parent agreed to indemnify and hold harmless MWM for any liabilities of Syntex, including any payments that might be payable under the Lis Franco lawsuit. In 2000, Wyeth Industrica Farmaceutica Ltds (“Wyeth”), the successor of Syntex Parent, acknowledged to the Brazilian court its sole responsibility for amounts due in the Lis Franco lawsuit.

In December 2009, a court appointed expert responsible for the preparation of the royalty calculation filed a report with the court, which MWM challenged. In December 2010, the court accepted and ratified the expert’s calculation in the amount of R$74 million (the equivalent of approximately US$43.5 million at October 31, 2010) and entered judgment against MWM.

In Note 12. Commitments and Contingencies, of our Quarterly Report on Form 10-Q for the period ended January 31, 2011 we disclosed that in September 2010, MWM filed a motion for clarification of the decision which would suspend the enforcement of the decision. The Court

United States Securities and Exchange Commission

March 24, 2011

denied this motion and MWM appealed the matter to the State Court of Appeals. In January 2011, the State Court of Appeals granted the appeal and issued an injunction suspending the lower Court’s decision and judgment in favor of Lis Franco and as a result, the State Court of Appeals will now review the expert’s calculation criteria.

When developing our disclosures related to legal proceedings, we took into consideration the guidance provided by ASC 450-20-50-1, which included:

“Disclosure of the nature of an accrual made pursuant to the provisions of paragraph 450-20-25-2, and in some circumstances the amount accrued, may be necessary for the financial statements not to be misleading…”

As Wyeth has acknowledged in court its sole responsibility for the amounts due in the Lis Franco litigation, there is minimal exposure to the Company and there has been no impact on the Company’s Consolidated Statement of Operations. Although we have accrued an amount related to this case, as well as a corresponding receivable, we concluded that disclosure of the amount accrued, in light of the corresponding receivable, was unnecessary for the financial statements not to be misleading and did not provide additional benefit to the users of our financial statements.

18. Segment reporting, page 137

4.	In future filings, please revise your segment footnote to include a reconciliation of the total segment profit or loss to the company’s consolidated income before taxes, extraordinary items and discontinued operations. Refer to the guidance outlined in ASC 280-10-50-30.

Response:

When developing our segment reporting disclosure, we took into consideration the disclosure requirements outlined in ASC 280-10-50-30. As indicated in ASC 280-10-50-30, a public entity should reconcile:

“…The total of the reportable segments’ measures of profit or loss to the public entity’s consolidated income before income taxes, extraordinary items, and discontinued operations. However, if a public entity allocates items such as income taxes and extraordinary items to segments, the public entity may choose to reconcile the total of the segments’ measures of profit or loss to consolidated income after those items.”

The segment profit of the Company’s reportable segments includes both income attributable to non-controlling interests and extraordinary gains. As indicated in ASC 280-10-50-30, reportable segment profit or loss should be reconciled to consolidated income before income taxes, extraordinary items, and discontinued operations, unless the entity allocates such items to the segments. As our segment profit includes the allocation of income attributable to non-controlling interests and extraordinary gains, we reconcile our segment profit to our net income

United States Securities and Exchange Commission

March 24, 2011

attributable to Navistar International Corporation and disclose that “we define segment profit (loss) as net income (loss) attributable to Navistar International Corporation excluding income tax expense.”

In Note 13. Segment reporting, of our Quarterly Report on Form 10-Q for the period ended January 31, 2011, we modified the order of our selected segment financial information to more clearly display the reconciliation of segment profit to net income attributable to Navistar International Corporation.

Form 8-K filed December 22, 2010

Exhibit 99.1

5.	We refer to the Regulation G reconciliation included on page 9 of Exhibit 99.1. Please clarify the items that make up the line item “Below the line items” in the reconciliation to the company’s net income (loss) for the quarterly periods presented. Also, please note that we do not believe it is appropriate to present a non-GAAP statement of income which appears to be what the company has presented in Exhibit 99.1. In future filings, please revise your presentation of any non-GAAP measures to reconcile each non-GAAP measure that management believes is meaningful to investors separately to the most comparable measure calculated in accordance with GAAP. Also, your disclosures should clearly explain why you believe each non-GAAP measure is meaningful to investors. Refer to the Compliance and Disclosure Interpretations, issued January 15, 2010, Question 102.10.

Response:

We believe manufacturing segment profit, which includes the segment profits of our Truck, Engine, and Parts reporting segments, provides meaningful information of our core manufacturing business and therefore we use it to supplement our GAAP reporting by identifying items that may not be related to the core manufacturing business. Management often uses this information to assess and measure the performance of our operating segments. We have chosen to provide this supplemental information to investors, analysts and other interested parties to enable them to perform additional analyses of operating results. We have reconciled our manufacturing segment profit to our net income attributable to Navistar International Corporation with reconciling adjustments including our financial services segment profit and Corporate and eliminations (collectively “Below the line items”) as well as income taxes.

For our Quarterly Report on Form 10-Q for the period ended January 31, 2011, as well as our first quarter earnings release and analyst call materials contained within our Form 8-K filed on March 9, 2011, we revised our presentation of non-GAAP measures to clearly reconcile each non-GAAP measure to the most comparable measure calculated in accordance with GAAP and also clearly explain why we use each non-GAAP measure and why we believe is meaningful to investors. In future filings, we will continue to disclose non-GAAP measures in conformity with this revised presentation.

United States Securities and Exchange Commission

March 24, 2011

Definitive Proxy Statement filed January 14, 2011

Related Party Transactions and Approval Policy, page 14

6.	We note your disclosure on page 15 that Mrs. Moran and Mr. McEachern each receive compensation “in excess of $120,000 per year.” Please confirm that in future filings you will provide the disclosure regarding their compensation required by Item 404(a) of Regulation S-K.

Response:

We believe that the Company has complied with Item 404(a) of Regulation S-K by providing the relevant and material information relating to such compensation while at the same time maintaining individual privacy. Presently there are approximately 200 and 600 employees at the equivalent level of employment, respectively, as Mrs. Moran’s and Mr. McEachern’s current level of employment. Both Mrs. Moran and Mr. McEachern are long-time employees whose employment pre-dates the respective related person becoming an executive officer of Navistar.

Although we believe we have complied with the disclosure obligations under Item 404(a) of Regulation S-K, we understand the desire for more information on this point. Accordingly, we believe that additional disclosure around the magnitude of the compensation and the mechanics by which each of Mrs. Moran’s and Mr. McEachern’s compensation is determined addresses the Staff’s comment. Specifically, we propose to add disclosure comparable to the following in future filings:

“Mr[s]. [Moran/McEachern] each received annual compensation and benefits for fiscal 2010 in excess of the $120,000 threshold amount, but less than $[300,000], with such compensation and benefits being comparable to other employees with equivalent qualifications, experience, and responsibilities at the Company. Moreover, their annual compensation is market bench-marked periodically by our Human Resources, Compensation and Benefits Group and determined outside of the related person’s reporting structure. Furthermore, any material change in the terms of their employment is approved by our Audit Committee.”

We believe this additional disclosure clearly provides investors with all relevant and material information with respect to the related person transaction and is comparable to other registrants’ public disclosure of similar types of related person transactions.

United States Securities and Exchange Commission

March 24, 2011

In responding to the Comment Letter, Navistar acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your consideration of our responses to the Comment Letter and please do not hesitate to contact me at (630) 753-2251 with any questions or comments regarding any of the foregoing.

Sincerely,

/s/ Richard C. Tarapchak
Richard C. Tarapchak
VP & Corporate Controller